Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: May 4, 2004

     Sanofi-Synthelabo has used and will continue to use the following materials, substantially similar to materials previously filed with the Commission on April 26, 2004, during roadshow presentations to Aventis and Sanofi-Synthelabo shareholders..

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including any supplement relating to Sanofi-Synthélabo’s revised offer), because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchnage as soon as practicable.

* * * *

Creating the n°1 Pharmaceutical group in Europe, n°3 in the world Agreement between Sanofi-Synthelabo and Aventis Improved Offer for Aventis April 26, 2004

Important Information Important Information In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a final prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and Sanofi-Synthelabo has also filed a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the final prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the final prospectus/ offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The final prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d'information), which has been granted visa number 04-0090 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9. The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi- Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments and supplements thereto, issued in Germany. The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time. This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this document may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. ). Forward-Looking Statements This communication contains forward-looking information and statements about Sanofi-Synthelabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi- Synthelabo's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthelabo and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the final prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Synthelabo has filed with the SEC (File no: 333-112314). Sanofi-Synthelabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and final prospectus/offer to exchange and other public documents filed with the SEC in the manner described above. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 N° 04-0391 with the French Autorite des Marches Financiers at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com. Explanatory Notes Developed Sales. When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales. These alliances are with Bristol-Myers Squibb on Plavix(r)/Iscover(r) (clopidogrel) and Aprovel(r)/Avapro(r)/Karvea(r) (irbesartan), with Fujisawa on Stilnox (r)/Myslee(r) (zolpidem), and with Organon on Arixtra(r) (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market. Comparable Sales. When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

Jean-Francois DEHECQ Chairman & C.E.O.

Sanofi-Synthelabo's Improved Offer meets the expectations of Aventis shareholders while preserving the interests of its own shareholders. This offer is fully supported by Total and L'Oreal, which will vote for the capital increase on May 24, 2004. This Offer is recommended by Aventis' Management and Supervisory Boards. Sanofi-Synthelabo's friendly Improved Offer to Aventis shareholders Aventis Shareholders: Tender your shares to Sanofi-Synthelabo's friendly Improved Offer

An increase of &128; 8.50 in cash per share, raising the cash component of the offer to 29% Standard Entitlement: 5 Sanofi-Synthelabo shares and &128; 120.00 in cash for 6 Aventis shares, which results in: a premium of 31.4% based on the reference period cited in the initial offer(1), representing an implied value of &128; 68.93 per Aventis share; An implied value of &128; 66.63 per Aventis share on the basis of closing share prices as of 23 April 2004(2). A transaction creating value for all shareholders It is expected to be accretive from 2004 onwards, based on pro-forma adjusted net income &128; 1.6bn of annual synergies by 2006. A very attractive Improved Offer (1) Based on Sanofi-Synthelabo and Aventis average closing prices weighted by volumes for the calendar month ended January 21, 2004 (inclusive) (2) Latest trading day before the announcement of the Improved Offer; the implied value offered by Sanofi-Synthelabo represents a premium of 0.6% by comparison to Aventis' closing share price as of this date

A remarkable drug portfolio in high-growth therapeutic categories: cardiovascular/ thrombosis, oncology, diabetes, CNS, internal medicine, human vaccines A group deeply anchored in Europe, with a strong and growing presence in all major markets, including the US A dynamic sales and marketing policy, tailored to specific products and countries Optimised financial and human resources to develop new molecules from research and sustain growth in the medium and long term A strategic project leading to the creation of the n°1 pharmaceutical company in Europe and n°3 in the World The integration of teams will respect existing corporate cultures and focus on a compelling industrial project to create a platform for strong, sustainable and profitable growth

An Offer recommended by Aventis' Supervisory Board - Key terms of the Agreement Company name: Sanofi-Aventis 17 members, including Jean-Francois Dehecq as Chairman and CEO - 8 members appointed by Aventis, including a German Vice Chairman of the Board - 8 members appointed by Sanofi-Synthelabo In addition to the 3 existing specialised committees (Audit, Compensations, Scientific), creation of a Strategic Committee. There will be parity of representation on these committees. Chaired by Jean-Francois Dehecq, who will appoint an equal number of representatives from Sanofi- Synthelabo and Aventis. Board of Directors: Management Committee: Withdrawal of the Aventis' EGM resolution proposals relating to the « Plavix » warrants and to the limitation of voting rights, and termination of all legal actions.

A Compelling Strategic Rationale: Creating a Platform for Strong, Sustainable, Profitable Growth

Sanofi-Synthelabo developed sales Sanofi-Synthelabo IMS sales Aventis IMS sales Sales(1) (&128; bn) (1) Based on IMS 2003 data Setting the Scene: Sanofi-Synthelabo and Aventis in the Global Pharmaceutical Industry (IMS Sales) (IMS Sales) (IMS Sales) (IMS Sales)

Sanofi-Synthelabo Aventis 2003 Sales 2003 Net income margin(1) Market capitalisation(3) Headcount(4) Main therapeutic categories &128;8.0 bn consolidated &128;10.5 bn developed &128;17.8 bn consolidated &128;16.8 bn in core business(2) 25.7% 17.4% for core business(2) &128;40 bn &128;41 bn More than 33,000 More than 70,000 Cardiovascular, thrombosis, central nervous system (CNS), oncology and internal medicine Thrombosis, allergy, oncology, cardiovascular, diabetes and vaccines Combining Sanofi-Synthelabo and Aventis... (1) Net income before exceptional items and goodwill amortisation (2) Prescription drugs and human vaccines, as well as Aventis 50% stake in Merial and its corporate activities (3) Based on non diluted share capital (excluding treasury shares) and on the average of Sanofi-Synthelabo's and Aventis closing share price weighted by volumes during the month ended 21 January 2004 (inclusive) (4) As of 31 December 2003

Note: Global R&D budget of &128;4.2 bn proforma 2003 consolidated for core business &128;25.5 bn proforma 2003 consolidated sales for core business 5.6% world market share R&D budget among top 3 in world Group headquarters in France, important operations in Germany and the US, and a direct presence in Japan ....To Create n°1 Pharmaceutical Group in Europe, n°3 in the World

With Strong Geographical Positions North America N°9 &128;7.8bn(1) 4% Market Share Western Europe N°1 &128;10.1bn 10% Market Share Latin America N°2 &128;0.9bn 7% Market Share Japan N°14 &128;1.0bn 2% Market Share Eastern Europe N°2 &128;0.5bn 7% Market Share Africa/Middle East N°1 &128;0.6bn 9% Market Share South-East Asia/Australia N°3 &128;0.9bn 5% Market Share Note: Sales and ranks and market shares (IMS) are based on IMS 2003 data (1) North American developed sales were &128;10.1bn,(5.2% Market Share N°5) based on IMS 2003 sales data

Well established in key therapeutic categories: cardiovascular/thrombosis, oncology, diabetes, CNS, internal medicine, vaccines Sanofi-Synthelabo's strengths : R&D productivity Broad-based R&D pipeline with potential major launches Capacity to manage mature products and to achieve strong growth in all regions Aventis' strengths : Significant R&D resources Product life-cycle management (LCM) expertise Large US sales infrastructure Direct presence in Japan Leverage Complementary Strengths...

Enhance sales from the existing portfolio, with major products in fast growing therapeutic categories Focus R&D resources on most promising projects Leverage sales and marketing resources to support existing products as well as expected product launches Ensure rapid integration of teams and operations under a strong, committed, supportive management ....To Create Additional Value

A Large Portfolio of High-Growth Drugs Growth rate(1) Sales 2003 (&128;bn)(1) 10 Products > &128; 500 M (3) (1) Based on IMS 2003 data (2) IMS Consolidated sales of &128;0.9bn and growth of 43% (3) IMS Consolidated sales of &128;0.6bn and growth of 27% (2)

Immunology Hematology Urology Diabetes Thrombosis Oncology CNS Women's Health Musculo-Skeletal Respiratory Hormonal Cardiovascular Sensory Organs Anti-infectives GI/Metabolism Dermatology 0.19 0.168 0.167 0.165 0.162 0.159 0.141 0.117 0.112 0.106 0.095 0.091 0.088 0.061 0.058 0.049 CNS Stilnox/Ambien(r), Copaxone(r) Thrombosis Plavix(r), Lovenox(r) Cardiovascular Aprovel/Avapro(r), Delix(r) Oncology Eloxatin(r), Taxotere(r) Diabetes Lantus(r), Amaryl(r) Urology Xatral(r) / Xatral OD(r) Vaccines(1) Source: IMS 2002 Global Analyser Note: the dark blue bars indicate main focus of Sanofi-Synthelabo and Aventis (1) Historic growth rate for the global vaccines industry is estimated at 12% (Source: Aventis Investor Presentation 26th September, 2003) Sanofi-Synthelabo Products / Aventis Products Key Marketed Products in Fast Growing Categories CAGR 99-02 (%)

Source : Sanofi-Synthelabo and Aventis Company Information, and Equity Research R&D Portfolio and Budget to Support Long-Term Growth Sanofi-Synthelabo Products / Aventis Products

Major growth products: Plavix(r), Avapro(r), Eloxatin(r), Ambien(r), Taxotere(r), Lovenox(r) Robust expected launch schedule: UroXatral, Zolpidem MR, Rimonabant, Dronedarone, Alvesco(r), Apidra(r), Genasense(r), Ketek(r), Vaccines Strong R&D pipeline, notably in CNS and oncology ....Will all benefit from broad-based marketing and sales forces Significant US Potential Hugo Victor x Pfizer 11.6 11.6 GSK 7.1 7.1 Sanofi/Aventis 4.6 2 6.6 Merck & Co. 6.5 6.5 Novartis 6.3 6.3 AstraZeneca 6 6 J&J 5.8 5.8 Abbott 5.1 5.1 Eli Lilly 4.6 4.6 Wyeth 4.6 4.6 BMS 4.4 4.4 Roche 2.6 2.6 Sanofi-Synthelabo Aventis US Sales Force ('000) Source : Scott Levin Q1, 2003

Cost synergies resulting mainly from optimized structures Sales synergies mainly generated by improved growth from Aventis' products on markets outside of the US Restructuring costs (non- recurring) of approximately &128;2bn before tax Annual Pre-tax Synergies 1.0 1.6 0.2 0.5 1.0 1.5 2.0 2004 2005 2006 10% 60% 100% (&128; bn) Efficient Integration Translating into Significant Synergies Total expected synergies represent 6.4% of proforma 2002 core business sales

An agreement leading to a business combination implemented by Sanofi-Synthelabo, one of the top performing companies in the industry

(1) Source : IMS/GERS - World : USA + Europe (18 countries) + Japan Sanofi-Synthelabo : one of the best track records in the industry Top 20 pharmaceutical groups with double digit sales growth (1) 2000 TAKEDA EISAI MERCK & CO J&J GSK PFIZER AMGEN AVENTIS BMS WYETH LILLY SANOFI-SYNTHELABO ASTRA ZENECA 26.6% 20.8% 19.6% 16.4% 13.1% 12.8% 12.6% 12.5% 12.0% 11.6% 10.5% 10.4% 10.0% 2001 J&J WYETH EISAI TAKEDA MERCK & CO AVENTIS SANOFI-SYNTHELABO PFIZER AMGEN GSK SCHERING AG BOEHRINGER ING. ASTRA ZENECA ABBOTT LILLY NOVARTIS BMS 25.5% 24.2% 19.4% 18.7% 18.3% 18.3% 16.6% 16.6% 16.2% 16.1% 15.9% 15.2% 15.0% 11.3% 11.2% 10.5% 10.4% 2002 AMGEN J&J NOVARTIS SANOFI-SYNTHELABO AVENTIS BOEHRINGER ING. PFIZER EISAI 30.6% 18.6% 15.4% 13.4% 13.2% 12.6% 11.7% 11.5% 2003 AMGEN SANOFI-SYNTHELABO NOVARTIS BOEHRINGER ING. EISAI J&J ABBOTT ROCHE LILLY TAKEDA 36.0% 19.4% 17.5% 13.4% 13.0% 12.9% 12.0% 11.8% 11.7% 10.0%

Source : IMS data for the 12 months ended December 31, 2003 (1) World = North America + Western Europe + Rest of the World North America Rest of the World Western Europe World(1) Sanofi- Synthelabo Market Aventis Sanofi-Synthelabo : growth rate consistently above market 2001 2002 2003 Victor 0.296 0.216 0.395 Marche 0.182 0.119 0.111 Hugo 0.343 0.221 0.124 2001 2002 2003 Victor 0.122 0.095 0.116 Marche 0.099 0.088 0.083 Hugo 0.066 0.061 0.065 2001 2002 2003 Victor 0.163 0.139 0.19 Marche 0.133 0.096 0.095 Hugo 0.161 0.122 0.095 Sanofi-Synthelabo has achieved outstanding growth everywhere in the world, including in the US 2001 2002 2003 Victor 0.17 0.208 0.184 Marche 0.083 0.059 0.077 Hugo 0.11 0.079 0.101

Sanofi-Synthelabo : strong and continuous EPS growth(1) EPS before exceptional items and goodwill amortization Compounded annual growth rate +36.4% annual growth(2) 2.94 0.85 1.31 1.88 2.42 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 1999 2000 2001 2002 2003 &128; +54% +44% +28.7% +21.5%

Sanofi-Synthelabo : rapid growth of product portfolio in 2003... (1) Excluding exchange rate fluctuations and change in group structure (2) Based on comparable growth (3) Excluding Corotrope / Primacor (patent expiry), and Ticlid, replaced by Plavix 2003 Developed Sales, in &128;m (1) The top 10 products of Sanofi-Synthelabo grew 26.9% in 2003(2) Sanofi-Synthelabo further proved its ability to sustain the rest of the portfolio: +2.2% in 2003(3)

Consolidated sales : &128; 2,193 m or + 18.4 % Developed sales : &128; 2,826 m or + 27.1 % Consolidated sales : &128; 394 m + 39.2 % Developed sales : &128; 884 m + 63.4 % Consolidated sales : &128; 188 m + 16.8 % Developed sales : &128; 324 m + 20.4 % Consolidated sales : &128; 345 m + 16.6 % Consolidated sales : &128; 256 m + 53.3 % Consolidated sales by region Europe: + 10.9 % USA: + 34.2 % Other countries: + 25.7% ....Confirmed by a remarkable Q1 2004 (1) Excluding impact of exchange rate fluctuations and change in group structure (1) Excluding impact of exchange rate fluctuations and change in group structure (1) Excluding impact of exchange rate fluctuations and change in group structure (1) Excluding impact of exchange rate fluctuations and change in group structure (1) Excluding impact of exchange rate fluctuations and change in group structure Q1 2004 sales growth on a comparable basis(1) Consolidated sales by product Top 10 products: + 26.5 % Rest of portfolio: + 3.4%

Sanofi-Synthelabo : Innovative and productive R&D, providing a basis for sustainable growth 56 molecules under development, of which 25 in phase II and III Positive results of 5 phase III trials announced at the beginning of 2004, heralding the arrival of new potential blockbusters: ACOMPLIA(tm) (rimonabant), for obesity and smoking cessation, with potential for becoming preferred treatment for patients with cardio-vascular risk factors AMBIEN(r) CR (zolpidem MR), for sleeping disorders DRODENARONE, for atrial fibrillation Positive results of 2 phase II trials, announced at the beginning of 2004: SAREDUTANT, for major depressive disorders SR 121463, V2 receptor Antagonist in SIADH Favourable evolution of the early stage portfolio

An Improved Offer that meets Aventis' shareholders' expectations

A very attractive premium of 31.4% (1) (1) Based on the Sanofi-Synthelabo and Aventis average daily closing prices, weighted by volumes, on the calendar month ended January 21, 2004 (2) Based on the Sanofi-Synthelabo and Aventis average daily closing prices, weighted by volumes, during the considered period (3) Period preceding the 21/01/2004 (inclusive). Sanofi-Synthelabo's highest closing price was reached on January 2, 2004 and the lowest was reached on February 13, 2003 Offer implied value Aventis share price Implied premium 1-month average as at 21/01/2004 &128; 52.46 &128; 68.93 +31.4% (2) 3-month average as at 21/01/2004 &128; 49.44 &128; 67.05 +35.6% (2) 12 months as at 21/01/2004 High (19/01/2004) &128; 54.75 &128; 70.33 +28.5% (3) Low (12/03/2003) &128; 38.06 &128; 54.79 +44.0% (3) Share price as at 23/04/2004 &128; 66.25 &128; 66.63 +0.6%...

Sanofi Share Price (&128;) Aventis Share Price (&128;) Initial Offer Increased Offer Initial Offer Increased Offer Share price as at 23/04/2004 Implied offer price (&128;) 1-month average as at 21/01/2004(1) Implied Premium/ (Discount) (%) 55.95 66.25 58.13 66.63 (12.3%) 0.6% 58.72 52.46 60.43 68.93 15.2% 31.4% Implied price offered by Sanofi-Synthelabo in line with Aventis' current share price Based on the 1-month average Sanofi-Synthelabo and Aventis daily closing price, weighted by volumes, over the calendar month ending 21/01/2004 (inclusive), i.e. the calendar month preceding the rumours regarding a Sanofi-Synthelabo offer for Aventis A very attractive premium of 31.4% (1)

Offer already launched in France, in the United States and in Germany. Sanofi-Synthelabo offers : 5 Sanofi-Synthelabo shares, dividend attached(1) + &128; 120 in cash in exchange for 6 Aventis shares, dividend attached(2) ("Standard Entitlement"), or 1.1739 Sanofi-Synthelabo shares, dividend attached(1), in exchange for each Aventis shares, dividend attached(2), ("All Stock Election"), or &128; 68.93 in cash for each Aventis share, dividend attached(2) ("All Cash Election"). The Aventis shareholders will be able to elect one or a combination of the above elections, subject to proration and allocation adjustments that will ensure that, in the aggregate, 71% (3) of the Aventis shares tendered into the offer will be exchanged for Sanofi-Synthelabo shares and 29% will be exchanged for cash. Characteristics of the Improved Offer (1) Former Aventis shareholders will be entitled to receive any annual dividend that is paid on the Sanofi-Sythelabo shares with respect to Sanofi-Sythelabo's 2003 results and any other dividend that is paid after the settlement of the offer (or any subsequent offering period) (2) If Aventis' dividend (&128; 0.82 per share to be proposed at the Aventis shareholders' meeting) were detached before the closing of the offer, the consideration offered to Aventis shareholders by Sanofi-Synthelabo would be reduced by an amount of &128; 0.82 per Aventis share. Refer to the Offer prospectus for further details (3) Subject to adjustments in the event that Aventis detach a dividend before settlement of the Offer

The 50% minimum tender condition is maintained The condition pertaining to US Antitrust is withdrawn The adjustment mechanism in the event of a dividend distribution by Aventis is maintained Current Sanofi-Synthelabo shareholders will hold approximately 51% of the enlarged group, and former Aventis shareholders will hold approximately 49% Characteristics of the Improved Offer

The cash portion of the offer consideration is estimated at &128; 15.5 bn(1) A syndicated loan facility of &128; 16 bn has been put in place to finance the cash component of the Offer Financial flexibility is preserved Acquisition debt reimbursed within a 5-year period through internal free cash flow generation Sanofi-Synthelabo intends to seek a public rating from the credit rating agencies shortly after the acquisition. Financing of the Offer (1) Assuming 100% of the Aventis outstanding shares, excluding treasury shares, are tendered (excluding all Aventis options)

Indicative timetable for the Offer AMF's approval notification (3 February) and visa (12 February) relating to the initial offer Launch of the initial offer in France (17 February), in Germany (15 March) and in the United States (12 April) Submission to European (14 March) and American (5 April) competition authorities Meeting with Aventis' employee representatives and trade unions (8 April) Announcement of the sale of Fraxiparine(r) and Arixtra(r) to Glaxo-Smithkline for &128;453m (1) (13 April) Phase I ruling by European antitrust authorities (26 April) End of the initial waiting period under applicable U.S. antitrust law (5 May) Sanofi-Synthelabo EGM (24 May) (1) Sale subject to the success of the Sanofi-Synthelabo Offer for Aventis and the approval of the relevant competition authorities Closing of the Offer is still planned for Q2 2004

Conclusion

A strategic project: creation of a leader which will generate strong, sustainable and profitable growth. Strong presence in major therapeutic categories: cardiovascular/ thrombosis, oncology, diabetes, CNS, internal medicine, human vaccines. Efficient and rapid implementation. An attractive Offer for the Aventis shareholders. A transaction expected to be EPS accretive(1) for the Sanofi-Synthelabo shareholders from year one. A transaction creating value for all shareholders and in the best interests of employees and patients. Agreement between Sanofi-Synthelabo and Aventis Emergence of the n°1 pharmaceutical group in Europe and n°3 in the world Aventis Shareholders: Tender your shares to Sanofi-Synthelabo's friendly Improved Offer (1) Based on adjusted net income

Aventis Shareholders: Tender your shares to Sanofi-Synthelabo's friendly Improved Offer

Appendices

&128;3.51 &128;3.11 Pro forma adjusted EPS (non diluted) &128;4.7 bn &128;4.2 bn Pro forma adjusted net income(1) &128;(2.47) &128;(2.87) Pro forma EPS (non diluted) &128;(3.3) bn &128;(3.9) bn Pro forma net income &128;24.5 bn &128;25.5 bn Pro forma Sales Strategic activities Combined Highlights of the 2003 pro forma profit and loss account &128; 2.94 &128; 2.94 Sanofi-Synthelabo historical 2003 adjusted EPS(2) Group perimeter As defined in the Offer prospectus Before exceptional items and goodwill amortisation

Very Attractive Premium for Aventis' US ADS holders (1) On the basis of the average closing prices of Sanofi-Synthelabo and Aventis ADSs weighted by volumes during the one-month period ended January 21, 2004 and an exchange rate of 1.2606 $/&128; (2) On the basis of the average closing prices of Sanofi-Synthelabo and Aventis ADSs weighted by volumes during the three-month period ended January 21, 2004 and an exchange rate of 1.2235 $/&128; (3) As of January 21, 2004. January 5, 2004 for Sanofi-Synthelabo and January 21, 2004 for Aventis. Exchange rate of 1.2679 $/&128; (4) As of January 21, 2004. February 13, 2003 for Sanofi-Synthelabo and March 12, 2003 for Aventis. Exchange rate of 1.0834 $/&128; (5) On the basis of the closing price of Sanofi-Synthelabo ADS. Exchange rate of 1.1802 $/&128; Offer implied value Aventis ADS price Implied premium 1-month average as at 21/01/2004 $ 66.50 $ 86.96 +30.8% (1) 3-month average as at 21/01/2004 $ 60.21 $ 82.32 +36.7% (2) 12 months as at 21/01/2004 High $ 68.50 $ 89.36 +30.4% (3) Low $ 42.12 $ 59.67 +41.7% (4) Share price as at 23/04/2004 $ 79.76 $ 78.32 (1.8%) (5)